U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[ X ] Form 10-K and Form 10-KSB [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


                                SEC FILE NUMBER
                                  333-14495-01
                                  CUSIP NUMBER
                                   69833HAE0

(CHECK ONE:)

      For Period Ended:    DECEMBER 31, 1999
                           -----------------
      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended: _________________________________________
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION

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      Full Name of Registrant       Panda Global Holdings, Inc.
      Former Name if applicable
      --------------------------------------------------------------------------
      Address of Principal Executive Office (STREET AND NUMBER)
      4100 Spring Valley, Suite 1001

      City, State and Zip Code
      Dallas, Texas 75244

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PART II - RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if needed) See Attachment "A"

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PART IV - OTHER INFORMATION

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      (1) Name and Telephone number of persons to contact in regard to this notification
          Jerry Sanders                (972)                 980-7159
            (Name)                  (Area code)         (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                  [X] Yes [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                     [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   PANDA GLOBAL HOLDINGS, INC.

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date March 29, 2000           By: /s/ JANICE CARTER
                                    Name: Janice Carter
                                    Title: Executive Vice President, Secretary
                                           and Treasurer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTACHMENT "A"

      Part III - Narrative

            The Registrant expects to file its Annual Form 10-K for the period ended December 31, 1999, on or before April 14, 2000. The Registrant's financial information for such report has been delayed due to new and additional complex issues which need to be addressed in the Annual Report on Form 10-K. Such issues were not applicable in previous Exchange Act of 1934 reports of the Registrant. Accordingly, the Registrant and its public accountants will require additional time to determine the appropriate disclosure in regard to such issues.

      Part IV - Other Information

            (3) Explanation. It is anticipated that there will be a significant change in the results of operations for the year ended December 31, 1999 as compared to the year ended December 31, 1998, due primarily to the gain recognized from the sale, during the first quarter of 1999, of an interest in a power project located near Paris, Texas (reported by the registrant in previous filings pursuant to the Exchange Act of 1934). The Registrant currently anticipates that its net income will be approximately $32.0 million for the year ended December 31, 1999, as compared to a net loss of $1.9 million for the year ended December 31, 1998.

March 29, 2000

Panda Global Holdings, Inc.
4100 Spring Valley Road, Suite 1001
Dallas, Texas  75244

Dear Sirs:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 29, 2000.

We are in agreement with the comments under Part III of the Form with respect to the reasons why the Form 10-K for Panda Global Holdings, Inc. for the year ended December 31, 1999 will not be filed by March 30, 2000.

Yours truly,


DELOITTE & TOUCHE LLP

Dallas, Texas